Profile: The Core Focus Fixed Income
Portfolio opened June 30, 2004.

What is the Portfolio's goal?

The Core Focus Fixed Income Portfolio
seeks maximum long term total return,
consistent with reasonable risk. Although the Portfolio will strive to achieve its goal, there is no assurance that it will.

What are the Portfolio's main investment strategies? The Portfolio will invest primarily in a diversified portfolio of investment grade, fixed-income obligations, including securities issued or guaranteed by the U.S. government, its agencies or instrumentalities (U.S. government securities), mortgage-backed securities, asset-backed securities, corporate bonds and other fixed-income securities.

Under normal circumstances, the Portfolio will invest at least 80% of its net assets in fixed income securities (the "80% Policy").

The Portfolio will invest principally in debt obligations issued or guaranteed by the U.S.
government and by U.S. corporations. The
U.S. government securities in which the
Portfolio may invest include a variety of securities which are issued or guaranteed as to the payment of principal and interest by the U.S. government, and by various agencies or instrumentalities which have been established or sponsored by the U.S.
government. The corporate debt obligations in which the Portfolio may invest include, but are not limited to, bonds, notes, debentures and commercial paper of U.S.
companies.

The Portfolio's assets may also be invested in mortgage-backed securities issued or guaranteed by the U.S. government, its agencies or instrumentalities or by government sponsored corporations. Other mortgage-backed securities in which the
Portfolio may invest are issued by certain private, non-government entities. Subject to quality limitations, the Portfolio may also invest in securities which are backed by assets such as receivables on home equity and credit card loans, automobile, mobile home, recreational vehicle and other loans, wholesale dealer floor plans and leases.

All securities purchased by the Portfolio will have an investment grade rating at the time of purchase. Investment grade fixed-income obligations will be those rated BBB or better by S&P or Baa or better by Moody's or those that we deem to be of comparable quality. To the extent that the rating of a debt obligation held by the Portfolio falls below BBB or Baa, the Portfolio, as soon as practicable, will dispose of the security, unless such disposal would be detrimental to the Portfolio in light of market conditions.

The Portfolio may invest up to 20% of its assets in foreign securities. The Portfolio intends to invest its foreign assets primarily in fixed-income securities of issuers organized or having a majority of their assets or deriving a majority of their operating income in foreign countries. These fixed-income securities include foreign government securities, debt obligations of foreign companies, and securities issued by supra-national entities. The Portfolio may invest in securities issued in any currency and may hold foreign currencies. Presently, the Portfolio intends on investing its foreign assets primarily in U.S. dollar-denominated fixed-income securities in a manner consistent with the foreign securities weighting in the Portfolio's benchmark, the Lehman Brothers Aggregate Bond Index.

The Portfolio will typically have an average effective maturity of between three to ten years. Short- and intermediate-term debt securities (under ten years) will form the core of the Portfolio. Long-term bonds (over ten years) may be purchased when we believe they will enhance return without significantly increasing risk. Average effective maturity may exceed the above range when opportunities for enhanced returns exceed risk.

In unusual market conditions, in order to meet redemption requests, for temporary defensive purposes, and pending investment, the Portfolio may hold a substantial portion of its assets in cash or short-term fixed-income obligations. Subject to certain limitations, the Portfolio will also be permitted to use various derivative instruments, including options, futures contracts, options on futures contracts, foreign currency transactions, interest rate swaps and index swap agreements.

What are the main risks of investing in the Portfolio? Investing in any mutual fund involves risk, including the risk that you may lose part or all of the money you invest.
The value of your investment in the
Portfolio will increase and decrease
according to changes in the value of the Portfolio's investments. The Portfolio will be affected by changes in interest rates because the value of fixed-income securities held by the Portfolio, particularly those with longer maturities, will decrease if interest rates rise. We also anticipate that the Portfolio will be affected by high portfolio turnover rates. The Portfolio will also be affected by prepayment risk due to its holdings of mortgage-backed securities.
With prepayment risk, when homeowners
prepay mortgages during periods of low
interest rates, the Portfolio may be forced to re-deploy its assets in lower yielding securities. Investments in foreign securities may be adversely affected by political instability, foreign economic conditions or inadequate regulatory and accounting standards. If, and to the extent that, we invest in the derivative instruments described above, the Portfolio will be subject to the special risks associated with those activities.

See "Additional Investment Information"
and "Risk Factors" for further details
concerning these and other investment
policies and risks.

The Portfolio's 80% Policy described above may be changed without shareholder approval. However, shareholders will be given notice at least 60 days prior to any such change.

An investment in the Portfolio is not a
deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance
Corporation or any other government
agency.

You should keep in mind that an investment in the Portfolio is not a complete investment program; it should be considered just one part of your total financial plan. Be sure to discuss this Portfolio with your investment consultant to determine whether it is an appropriate investment for you.